FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 28 February , 2013

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Divisional performance

The operating profit/(loss)(1) of each division is shown below.

	Year ended		Quarter ended
	31 December 2012	31 December 2011	31 December 2012	30 September 2012	31 December 2011
	£m	£m	£m	£m	£m

Operating profit/(loss) before impairment losses by division
UK Retail	2,420	2,809	606	605	649
UK Corporate	2,634	2,717	658	615	642
Wealth	299	273	95	73	86
International Banking	705	923	192	187	208
Ulster Bank	324	400	75	87	94
US Retail & Commercial	845	863	223	244	242

Retail & Commercial	7,227	7,985	1,849	1,811	1,921
Markets	1,546	937	161	289	(52)
Direct Line Group	441	454	113	109	125
Central items	183	189	151	176	85

Core	9,397	9,565	2,274	2,385	2,079
Non-Core	(656)	(302)	(239)	(162)	(531)

Group operating profit before impairment losses	8,741	9,263	2,035	2,223	1,548

Impairment losses/(recoveries) by division
UK Retail	529	788	93	141	191
UK Corporate	838	793	234	247	236
Wealth	46	25	16	8	13
International Banking	111	168	37	12	56
Ulster Bank	1,364	1,384	318	329	327
US Retail & Commercial	91	326	23	21	65

Retail & Commercial	2,979	3,484	721	758	888
Markets	37	38	22	(6)	57
Central items	40	(2)	8	-	(4)

Core	3,056	3,520	751	752	941
Non-Core	2,223	3,919	703	424	751

Group impairment losses	5,279	7,439	1,454	1,176	1,692

Note:
(1)
Operating profit/(loss) before own credit adjustments, Asset Protection Scheme, Payment Protection Insurance costs, Interest Rate Hedging Products redress and related costs, regulatory fines, sovereign debt impairment, interest rate hedge adjustments on impaired available-for-sale sovereign debt, amortisation of purchased intangible assets, integration and restructuring costs, gain/(loss) on redemption of own debt, strategic disposals, bank levy, bonus tax, write-down of goodwill and other intangible assets, RFS Holdings minority interest and includes the results of Direct Line Group on a managed basis, which are included in discontinued operations in the statutory results.

Divisional performance (continued)

	Year ended		Quarter ended
	31 December 2012	31 December 2011	31 December 2012	30 September 2012	31 December 2011
	£m	£m	£m	£m	£m

Operating profit/(loss) by division
UK Retail	1,891	2,021	513	464	458
UK Corporate	1,796	1,924	424	368	406
Wealth	253	248	79	65	73
International Banking	594	755	155	175	152
Ulster Bank	(1,040)	(984)	(243)	(242)	(233)
US Retail & Commercial	754	537	200	223	177

Retail & Commercial	4,248	4,501	1,128	1,053	1,033
Markets	1,509	899	139	295	(109)
Direct Line Group	441	454	113	109	125
Central items	143	191	143	176	89

Core	6,341	6,045	1,523	1,633	1,138
Non-Core	(2,879)	(4,221)	(942)	(586)	(1,282)

Group operating profit/(loss)	3,462	1,824	581	1,047	(144)

	Year ended		Quarter ended
	31 December 2012	31 December 2011	31 December 2012	30 September 2012	31 December 2011
	£m	£m	£m	£m	£m

Total income by division
UK Retail	4,969	5,508	1,230	1,242	1,309
UK Corporate	4,723	4,863	1,173	1,138	1,177
Wealth	1,170	1,104	285	292	280
International Banking	2,122	2,555	484	535	593
Ulster Bank	845	947	212	213	226
US Retail & Commercial	3,091	3,037	740	780	790

Retail & Commercial	16,920	18,014	4,124	4,200	4,375
Markets	4,483	4,415	641	1,042	692
Direct Line Group	3,717	4,072	918	899	923
Central items	379	20	109	267	9

Core	25,499	26,521	5,792	6,408	5,999
Non-Core	288	1,188	(32)	50	(278)

Total income	25,787	27,709	5,760	6,458	5,721

	Year ended		Quarter ended
	31 December 2012	31 December 2011	31 December 2012	30 September 2012	31 December 2011
	%	%	%	%	%

Net interest margin by division
UK Retail	3.58	3.95	3.60	3.53	3.74
UK Corporate	3.06	3.06	2.97	2.99	3.02
Wealth	3.73	3.23	3.69	3.88	3.39
International Banking	1.64	1.73	1.62	1.70	1.64
Ulster Bank	1.88	1.87	1.93	1.92	1.87
US Retail & Commercial	3.00	3.06	2.92	2.99	3.04

Retail & Commercial	2.92	2.97	2.92	2.92	2.90
Non-Core	0.31	0.63	0.29	0.41	0.42

Group net interest margin	1.93	1.92	1.95	1.94	1.84

Divisional performance (continued)

	31 December 2012	30 September 2012	31 December 2011
	£bn	£bn	£bn

Total funded assets by division
UK Retail	117.4	116.7	114.5
UK Corporate	110.2	111.8	114.2
Wealth	21.4	21.4	21.6
International Banking	53.0	58.4	69.9
Ulster Bank	30.6	30.8	34.6
US Retail & Commercial	71.8	74.2	74.9

Retail & Commercial	404.4	413.3	429.7
Markets	284.5	304.4	313.9
Other (primarily Group Treasury)	123.3	125.1	139.1

Core	812.2	842.8	882.7
Non-Core	57.4	65.1	93.7

	869.6	907.9	976.4
RFS Holdings minority interest	0.8	0.8	0.8

Total	870.4	908.7	977.2

	31 December 2012	30 September 2012		31 December 2011
	£bn	£bn	Change	£bn	Change

Risk-weighted assets by division
UK Retail	45.7	47.7	(4%)	48.4	(6%)
UK Corporate	86.3	82.1	5%	79.3	9%
Wealth	12.3	12.3	-	12.9	(5%)
International Banking	51.9	49.7	4%	43.2	20%
Ulster Bank	36.1	35.1	3%	36.3	(1%)
US Retail & Commercial	56.5	56.7	-	59.3	(5%)

Retail & Commercial	288.8	283.6	2%	279.4	3%
Markets	101.3	108.0	(6%)	120.3	(16%)
Other	5.8	13.9	(58%)	12.0	(52%)

Core	395.9	405.5	(2%)	411.7	(4%)
Non-Core	60.4	72.2	(16%)	93.3	(35%)

Group before benefit of Asset Protection Scheme	456.3	477.7	(4%)	505.0	(10%)
Benefit of Asset Protection Scheme	-	(48.1)	(100%)	(69.1)	(100%)

Group before RFS Holdings minority interest	456.3	429.6	6%	435.9	5%
RFS Holdings minority interest	3.3	3.3	-	3.1	6%

Group	459.6	432.9	6%	439.0	5%

Divisional performance (continued)

Employee numbers by division (full time equivalents rounded to the nearest hundred)	31 December 2012	30 September 2012	31 December 2011

UK Retail	26,000	27,100	27,700
UK Corporate	13,300	13,100	13,600
Wealth	5,300	5,400	5,700
International Banking	4,400	4,600	5,400
Ulster Bank	4,500	4,700	4,200
US Retail & Commercial	14,700	14,600	15,400

Retail & Commercial	68,200	69,500	72,000
Markets	11,200	11,900	13,900
Direct Line Group	14,200	14,700	14,900
Group Centre	6,800	6,800	6,200

Core	100,400	102,900	107,000
Non-Core	3,100	3,300	4,700

	103,500	106,200	111,700
Business Services	33,200	33,300	34,000
Integration and restructuring	500	800	1,100

Group	137,200	140,300	146,800

UK Retail

	Year ended		Quarter ended
	31 December 2012	31 December 2011	31 December 2012	30 September 2012	31 December 2011
	£m	£m	£m	£m	£m

Income statement
Net interest income	3,990	4,302	1,011	990	1,032

Net fees and commissions	884	1,066	202	231	242
Other non-interest income	95	140	17	21	35

Non-interest income	979	1,206	219	252	277

Total income	4,969	5,508	1,230	1,242	1,309

Direct expenses
- staff	(800)	(839)	(187)	(196)	(200)
- other	(372)	(437)	(89)	(94)	(116)
Indirect expenses	(1,377)	(1,423)	(348)	(347)	(344)

	(2,549)	(2,699)	(624)	(637)	(660)

Operating profit before impairment losses	2,420	2,809	606	605	649
Impairment losses	(529)	(788)	(93)	(141)	(191)

Operating profit	1,891	2,021	513	464	458

Analysis of income by product
Personal advances	916	1,089	228	230	276
Personal deposits	661	961	150	158	214
Mortgages	2,367	2,277	610	598	577
Cards	863	950	214	218	238
Other	162	231	28	38	4

Total income	4,969	5,508	1,230	1,242	1,309

Analysis of impairments by sector
Mortgages	92	182	5	29	32
Personal	307	437	64	77	116
Cards	130	169	24	35	43

Total impairment losses	529	788	93	141	191

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Mortgages	0.1%	0.2%	-	0.1%	0.1%
Personal	3.5%	4.3%	2.9%	3.5%	4.6%
Cards	2.3%	3.0%	1.7%	2.5%	3.0%

Total	0.5%	0.7%	0.3%	0.5%	0.7%

UK Retail (continued)

Key metrics
	Year ended		Quarter ended
	31 December 2012	31 December 2011	31 December 2012	30 September 2012	31 December 2011

Performance ratios
Return on equity (1)	24.4%	24.5%	27.2%	23.8%	22.8%
Net interest margin	3.58%	3.95%	3.60%	3.53%	3.74%
Cost:income ratio	51%	49%	51%	51%	50%

	31 December 2012	30 September 2012		31 December 2011
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross) (2)
- mortgages	99.1	98.4	1%	95.0	4%
- personal	8.8	8.9	(1%)	10.1	(13%)
- cards	5.7	5.6	2%	5.7	-

	113.6	112.9	1%	110.8	3%
Loan impairment provisions	(2.6)	(2.7)	(4%)	(2.7)	(4%)

Net loans and advances to customers	111.0	110.2	1%	108.1	3%

Risk elements in lending (2)	4.6	4.6	-	4.6	-
Provision coverage (3)	58%	59%	(100bp)	58%	-

Customer deposits (2)	107.6	105.9	2%	101.9	6%
Assets under management (excluding deposits)	6.0	6.1	(2%)	5.5	9%
Loan:deposit ratio (excluding repos)	103%	104%	(100bp)	106%	(300bp)
Risk-weighted assets (4)	45.7	47.7	(4%)	48.4	(6%)

Notes:
(1)
Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions).

(2)
Includes businesses outlined for disposal: gross loans and advances to customers £7.6 billion (30 September 2012 - £7.6 billion; 31 December 2011 - £7.3 billion), risk elements in lending £0.5 billion (30 September 2012 and 31 December 2011 - £0.5 billion) and customer deposits £8.5 billion (30 September 2012 - £8.5 billion; 31 December 2011 - £8.8 billion).

(3)	Provision coverage percentage represents loan impairment provisions as a percentage of risk elements in lending.
(4)
Divisional RWAs are based on using a long-term conservative average secured mortgage probability of default methodology rather than the current lower point in time basis required for Regulatory reporting.

Key points
Over the last four years UK Retail has undertaken stretching initiatives and undergone significant change in order to meet its goal to consistently improve the service it offers to its customers. Highlights in 2012 include:
•	Continued progress on the RBS and NatWest Customer Charter commitments supporting our goal of becoming Britain's most helpful retail bank;

•
Providing more than £500 million of cheaper mortgages through the Government's Funding for Lending Scheme (FLS), launched at the end of June 2012 and opened for drawings in August 2012, which represents 14% of all completions in the last quarter of 2012;

•
Seeking and responding to customer feedback to enhance the retail mobile banking app which is used by more than two million customers to manage their money and complete over one million transactions every week;

UK Retail (continued)

Key points (continued)
•
Increasing online banking webchat functionality to allow customers real-time access to an advisor, direct from their computer, who can answer queries and action basic account services 24 hours a day; and

•
Continued to invest in simplifying processes to make it easier for customers to bank with us, including introducing more than 200 cash deposit machines and ATMs to further reduce queuing times in branches.

However, the business has also had setbacks in the year. Customers suffered from disruptions to payment systems in June. Throughout this time UK Retail staff worked tirelessly to deal quickly with the issues and provide full redress and compensation to customers affected. In addition, the provision relating to historic Payment Protection Insurance (PPI) mis-selling was increased by £1.1 billion in 2012, bringing total PPI expense to date to £2.2 billion. This expense is not included in operating profit. With the new UK conduct regulator examining many products and services along with associated disclosures and sales practices, there are likely to be further impacts to business practices and potential additional costs of redress. The business is actively working to ensure its products set and sales practices are appropriate.

Ross McEwan joined UK Retail as its new Chief Executive in September 2012 and spent considerable time engaging with customers and employees around the country and reviewing business processes and performance. With his management team, he has developed a range of initiatives, building upon existing efforts, which focus on simplifying processes and providing a better experience for all customers. Ultimately, with a lot of hard work, the goal is to be the best retail bank in the UK.

2012 compared with 2011
•	Operating profit fell by 6% as a 10% decline in income was only partly offset by lower costs, down 6%, and improved impairment losses, down 33%.

•
Mortgage balances grew by £4.1 billion with the share of new business at 10%, ahead of our stock level of 8%. Growth as a result of FLS was starting to appear by the end of the year as mortgage applications moved through the pipeline to completion. Deposit growth of 6% was in line with the market and drove a 300 basis point improvement in the loan:deposit ratio to 103%.

•
Net interest income was down 7% due to weaker deposit margins and reduction in unsecured balances, partly offset by mortgage growth. Unsecured balances now represent 13% of total loans and advances to customers compared with 23% in 2008, following realignment of risk appetite and strong mortgage growth. Net interest margin declined as a result of lower rates on current account hedges and increased competition on savings rates in the early part of the year, partly offset by widening asset margins.

•	Non-interest income was 19% lower mainly due to:
	○	lower unauthorised overdraft fees as we continue to help customers manage their finances by providing mobile text alerts and further improving mobile banking functionality;
	○	weak consumer confidence lowering spending and associated fees on cards; and
	○	lower investment income as a result of weak customer demand and less advisor availability due to restructuring and retraining in preparation for regulatory changes in 2013.

UK Retail (continued)

Key points (continued)

2012 compared with 2011 (continued)
•	Costs were down £150 million, 6%, driven by the ongoing simplification of processes across the business, lower headcount and lower FSCS levy.

•
Impairment losses were £259 million or 33% lower, reflecting the continued benefit of risk appetite tightening in prior years and also a smaller unsecured loan book. Impairments as a percentage of loans and advances were 50 basis points versus 70 basis points in 2011.

•
Risk-weighted assets continued to improve over the year as the portfolio mix adjusted, with increases in lower-risk secured mortgages, decreases in unsecured lending and further quality improvements across the book.

Q4 2012 compared with Q3 2012
•	Operating profit of £513 million was up 11% mainly due to lower impairment losses.

•
The loan:deposit ratio improved by 100 basis points to 103% due to deposit growth of £1.7 billion, driven by successful instant access and E-Saver savings campaigns along with higher levels of retention on bond maturities achieved through optimising pricing. Mortgage new business market share was strong at 10% with growth relating to the FLS which supported 14% of mortgage completions for first time buyers by the end of the year.

•
Net interest income increased by £21 million, driven by higher mortgage income and improved internal funding of £12 million, partly offset by lower deposit margins due to lower rates on current account hedges. Net interest margin was 7 basis points higher.

•	Total costs decreased by 2%, reflecting headcount reductions of 5% and ongoing efficiency savings.

•
Impairment losses were 34% lower largely due to a provision adjustment of £22 million to reflect the delayed recognition of underlying quality improvements in the performing mortgage book. Accordingly, impairments as a percentage of loans and advances fell to 30 basis points. Lower default rates were also observed across all products.

•	Risk-weighted assets fell by 4%, reflecting continued reductions in unsecured balances and small quality improvements across the portfolio.

Q4 2012 compared with Q4 2011
•	Operating profit increased by 12%, reflecting lower costs and impairment losses, partly offset by a 6% decline in income largely driven by the low interest rate environment.

•	Net interest income fell by 2% due to lower deposit margins and continued reductions in unsecured lending.

•	Non-interest income was down 21%, due to the impact of weaker consumer confidence and more risk-averse customer behaviour on transactional fee, investment and advice income.

•	Total costs decreased by 5%, driven by lower headcount, efficiency savings, and a lower FSCS levy.

•
Impairment losses were down 51%, reflecting the continued benefit of risk appetite tightening in prior years driving lower default rates, together with higher recoveries and a provision adjustment of £22 million to reflect the delayed recognition of underlying quality improvements in the performing mortgage book.

UK Corporate

	Year ended		Quarter ended
	31 December 2012	31 December 2011	31 December 2012	30 September 2012	31 December 2011
	£m	£m	£m	£m	£m

Income statement
Net interest income	2,974	3,092	717	729	758

Net fees and commissions	1,365	1,375	349	334	341
Other non-interest income	384	396	107	75	78

Non-interest income	1,749	1,771	456	409	419

Total income	4,723	4,863	1,173	1,138	1,177

Direct expenses
- staff	(928)	(922)	(227)	(224)	(231)
- other	(364)	(390)	(99)	(91)	(99)
Indirect expenses	(797)	(834)	(189)	(208)	(205)

	(2,089)	(2,146)	(515)	(523)	(535)

Operating profit before impairment losses	2,634	2,717	658	615	642
Impairment losses	(838)	(793)	(234)	(247)	(236)

Operating profit	1,796	1,924	424	368	406

Analysis of income by business
Corporate and commercial lending	2,636	2,643	672	613	623
Asset and invoice finance	685	660	176	176	169
Corporate deposits	568	694	87	141	171
Other	834	866	238	208	214

Total income	4,723	4,863	1,173	1,138	1,177

Analysis of impairments by sector
Financial institutions	15	20	3	8	(2)
Hotels and restaurants	52	59	23	6	16
Housebuilding and construction	143	103	25	14	27
Manufacturing	49	34	10	20	13
Private sector education, health, social work,recreational and community services	37	113	2	(8)	81
Property	252	170	71	117	19
Wholesale and retail trade, repairs	112	85	47	16	29
Asset and invoice finance	40	38	10	10	14
Shipping	82	22	42	29	12
Other	56	149	1	35	27

Total impairment losses	838	793	234	247	236

UK Corporate (continued)

	Year ended		Quarter ended
	31 December 2012	31 December 2011	31 December 2012	30 September 2012	31 December 2011

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Financial institutions	0.3%	0.3%	0.2%	0.6%	(0.1%)
Hotels and restaurants	0.9%	1.0%	1.6%	0.4%	1.0%
Housebuilding and construction	4.2%	2.6%	2.9%	1.6%	2.8%
Manufacturing	1.0%	0.7%	0.9%	1.7%	1.1%
Private sector education, health, social work, recreational and community services	0.4%	1.3%	0.1%	(0.4%)	3.7%
Property	1.0%	0.6%	1.1%	1.8%	0.3%
Wholesale and retail trade, repairs	1.3%	1.0%	2.2%	0.7%	1.3%
Asset and invoice finance	0.4%	0.4%	0.4%	0.4%	0.5%
Shipping	1.1%	0.3%	2.2%	1.5%	0.6%
Other	0.2%	0.6%	-	0.5%	0.4%

Total	0.8%	0.7%	0.9%	0.9%	0.9%

Key metrics
	Year ended		Quarter ended
	31 December 2012	31 December 2011	31 December 2012	30 September 2012	31 December 2011

Performance ratios
Return on equity (1)	14.5%	15.2%	13.2%	11.9%	13.0%
Net interest margin	3.06%	3.06%	2.97%	2.99%	3.02%
Cost:income ratio	44%	44%	44%	46%	45%

UK Corporate (continued)

	31 December 2012	30 September 2012		31 December 2011
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross) (2)
- financial institutions	5.8	5.1	14%	5.8	-
- hotels and restaurants	5.6	5.9	(5%)	6.1	(8%)
- housebuilding and construction	3.4	3.5	(3%)	3.9	(13%)
- manufacturing	4.7	4.7	-	4.7	-
- private sector education, health, social work, recreational and community services	8.7	8.8	(1%)	8.7	-
- property	24.8	26.0	(5%)	28.2	(12%)
- wholesale and retail trade, repairs	8.5	8.9	(4%)	8.7	(2%)
- asset and invoice finance	11.2	10.9	3%	10.4	8%
- shipping	7.6	7.7	(1%)	7.8	(3%)
- other	26.7	26.8	-	26.4	1%

	107.0	108.3	(1%)	110.7	(3%)
Loan impairment provisions	(2.4)	(2.4)	-	(2.1)	14%

Net loans and advances to customers	104.6	105.9	(1%)	108.6	(4%)

Total third party assets	110.2	111.8	(1%)	114.2	(4%)
Risk elements in lending (2)	5.5	5.5	-	5.0	10%
Provision coverage (3)	45%	43%	200bp	40%	500bp

Customer deposits (2)	127.1	126.8	-	126.3	1%
Loan:deposit ratio (excluding repos)	82%	84%	(200bps)	86%	(400bps)
Risk-weighted assets	86.3	82.1	5%	79.3	9%

Notes:
(1)
Divisional return on equity is based on divisional operating profit after tax, divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions).

(2)
Includes businesses outlined for disposal: loans and advances to customers £11.3 billion (30 September 2012 - £11.7 billion; 31 December 2011 - £12.2 billion), risk elements in lending £0.9 billion (30 September 2012 - £0.9 billion; 31 December 2011 - £1.0 billion) and customer deposits £13.0 billion (30 September 2012 - £12.9 billion; 31 December 2011- £13.0 billion).

(3)	Provision coverage percentage represents loan impairment provisions as a percentage of risk elements in lending.

Key points
During 2012, UK Corporate continued to support its customers and the UK economy and further demonstrated a commitment to the communities it operates in.

RBS was the first bank to support the Government's Funding for Lending Scheme (FLS). The division is using the FLS to stimulate loan demand through reduced interest rates for its customers. Since the scheme's launch, UK Corporate has supported over 11,000 SMEs with over £1.7 billion of allocated funds through FLS initiatives. In addition, UK Corporate is providing targeted support to manufacturers through its Manufacturing Fund. This has made £1 billion available to customers, facilitating investment in technology and innovation and freeing up working capital. UK Corporate launched a Carbon Reduction Fund which provides £200 million of ring-fenced funding for businesses undertaking energy-efficiency projects. The division has also supported its clients in accessing the corporate bond markets. Corporate clients raised a total of £19 billion of bonds in 2012.

UK Corporate (continued)

Key points (continued)
Throughout the year, UK Corporate has also continued to invest in the service it delivers to its customers through:
•
The introduction of a new enhanced telephony and online offering, Business Connect. This already supports over 170,000 small business customers, offering telephony access to experienced relationship managers from 8am to 8pm, in addition to its traditional branch and relationship manager network;

•
New mobile banking apps that allow customers to manage multiple accounts, make payments and transfers, and view detailed statements. In 2012 over 70,000 users were using the app twice a day, transacting more than £700 million since launch; and

•	Regional 'Great place to do business' events which bring investors, local authorities and prominent members of the community together to identify opportunities for stimulating growth in the community.

UK Corporate has invested significantly to further enhance the skills of its people. As part of improvements to its specialist sector propositions, the business is tailoring its industry leading accreditation programme with industry specific modules. The bespoke modules are endorsed by key sector bodies such as the National Farmers' Union.

UK Corporate was the first high street bank to support the Evening Standard and City Gateway apprenticeship initiative, hiring an initial 16 young people onto its scheme.

2012 compared with 2011
•
With economic factors continuing to suppress business confidence, 2012 saw lower income and operating profit. Nonetheless, the business delivered a return on equity of 14.5%, slightly below the prior year and comfortably ahead of the cost of capital.

•	Operating profit decreased by 7%, with income down 3% and increased impairments, up 6%, partially offset by a 3% decrease in costs.

•
Net interest income was 4% lower, reflecting a 3% fall in lending volumes as loan repayments outstripped new lending, deposit margin compression due to strong competition and the continuation of low yields on current accounts. This was partially offset by improved asset margins and a 1% increase in deposit volumes.

•	Non-interest income was broadly in line with 2011, with stable income from transaction services, asset finance, Markets revenue share and other lending fees.

•
Total costs were down 3% due to tight control over direct discretionary expenditure combined with lower indirect costs as a result of operational savings, partially offset by increased investment expenditure.

•
Core lending balances were up £200 million, excluding the property, housebuilding and construction sectors. The loan:deposit ratio decreased by 400 basis points, principally reflecting deposit growth and portfolio de-risking, particularly in commercial real estate. The Group took part in a number of Government initiatives, seeking responsibly to stimulate additional credit demand in the face of continued customer deleveraging and low business confidence levels.

UK Corporate (continued)

Key points (continued)

2012 compared with 2011 (continued)
•
Impairments increased by 6% with lower specific provisions, mainly in the SME business, more than offset by reduced levels of latent provision releases across the division (£44 million in 2012 versus £226 million in 2011). Impairments as a percentage of loans and advances edged up modestly to 80 basis points.

•
Risk-weighted assets increased by 9% as regulatory changes to capital models during H2 2012 totalling £15 billion (primarily the implementation of the market-wide slotting approach on real estate and increases to default risk weights in other models) were partly offset by a fall in funded assets.

•	Not reflected in operating results was UK Corporate's £350 million share of the provision for interest rate swap redress which relates to prior periods, mainly pre-2008.

Q4 2012 compared with Q3 2012
•	Operating profit increased by £56 million, or 15%, as non-interest income, costs and impairments all improved.

•	Net interest income declined by 2% largely due to tightening LIBOR spreads reducing deposit margins.

•	Non-interest income increased by 11%, from higher revenue share from Markets hedging contracts and the non-repeat of a property-related fair value adjustment of £25 million in Q3 2012.

•	Costs were 2% lower, reflecting a reduction in staff-related indirect expenses. This, combined with the increase in total income, improved the cost:income ratio by 200 basis points.

•	Impairments improved by 5% with the non-repeat of a small number of significant individual provisions in Q3 2012.

•	Core lending balances held steady at £79 billion, excluding the property, housebuilding and construction sectors.

•	Risk-weighted assets increased by 5%, a result of ongoing impact of the changes to risk models.

Q4 2012 compared with Q4 2011
•
Operating profit improved by 4% to £424 million, driven by a 4% reduction in costs, with total income and impairments remaining broadly flat. As a result, the cost:income ratio improved by 100 basis points.

•	Net interest income decreased by 5%, primarily driven by compressed deposit margins and a lower loan portfolio, partially offset by improvements in asset margins.

•
Non-interest income was up 9%, largely reflecting the non-repeat of derivative close-out costs associated with impaired assets of £12 million in Q4 2011, while Q4 2012 included higher gains on equity investments of £7 million.

•	Impairments were flat with a reduction in specific and collectively assessed provisions offset by lower levels of latent provision releases.

•	Lending balances (excluding the property, housebuilding and construction sectors) remained flat over the course of Q4 2012, compared with a 1% decline in Q4 2011.

Wealth

	Year ended		Quarter ended
	31 December 2012	31 December 2011	31 December 2012	30 September 2012	31 December 2011
	£m	£m	£m	£m	£m

Income statement
Net interest income	720	645	178	185	168

Net fees and commissions	366	375	89	94	89
Other non-interest income	84	84	18	13	23

Non-interest income	450	459	107	107	112

Total income	1,170	1,104	285	292	280

Direct expenses
- staff	(424)	(413)	(87)	(104)	(96)
- other	(223)	(195)	(50)	(57)	(43)
Indirect expenses	(224)	(223)	(53)	(58)	(55)

	(871)	(831)	(190)	(219)	(194)

Operating profit before impairment losses	299	273	95	73	86
Impairment losses	(46)	(25)	(16)	(8)	(13)

Operating profit	253	248	79	65	73

Analysis of income
Private banking	956	902	230	237	232
Investments	214	202	55	55	48

Total income	1,170	1,104	285	292	280

Key metrics	Year ended		Quarter ended
	31 December 2012	31 December 2011	31 December 2012	30 September 2012	31 December 2011

Performance ratios
Return on equity (1)	13.7%	13.1%	17.4%	14.3%	15.2%
Net interest margin	3.73%	3.23%	3.69%	3.88%	3.39%
Cost:income ratio	74%	75%	67%	75%	69%

	31 December 2012	30 September 2012		31 December 2011
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- mortgages	8.8	8.7	1%	8.3	6%
- personal	5.5	5.5	-	6.9	(20%)
- other	2.8	2.8	-	1.7	65%

	17.1	17.0	1%	16.9	1%
Loan impairment provisions	(0.1)	(0.1)	-	(0.1)	-

Net loans and advances to customers	17.0	16.9	1%	16.8	1%

Risk elements in lending	0.2	0.2	-	0.2	-
Provision coverage (2)	44%	41%	300bp	38%	600bp
Assets under management (excluding deposits)	28.9	29.5	(2%)	30.9	(6%)
Customer deposits	38.9	38.7	1%	38.2	2%

Loan:deposit ratio (excluding repos)	44%	44%	-	44%	-
Risk-weighted assets	12.3	12.3	-	12.9	(5%)

Note:
(1)
Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions).

(2)	Provision coverage percentage represents loan impairment provisions as a percentage of risk elements in lending.

Wealth (continued)

Key points
2012 saw improved performance overall, with higher lending and deposit margins and volumes driving higher income.

In 2012 the Coutts businesses continued to focus on implementing and delivering the new divisional strategy outlined in 2011. The sale of Coutts' Latin American businesses and the completion of the rollout of Coutts global technology platform in the UK were tangible examples of this. By the end of the year the division had exited over 100 countries since the strategy was introduced and was serving clients in the remaining countries through one central operating platform, a clear demonstration of the division's commitment to its strategy.

In the UK, Q4 2012 saw the launch of Coutts' new Retail Distribution Review (RDR)-compliant advice proposition and products. Significant investment was made during 2012 to ensure clients would continue to receive the best service, advice and products based on their specific needs. One example of this was the introduction of seven new UK and global RDR-compliant multi-asset funds, allowing clients to continue to invest in a broad range of asset classes matched to their needs and risk appetites.

Clients in the UK also benefited from the launch of the Coutts Mobile service in October, offering clients greater choice and flexibility in the way they manage their banking needs electronically.

In the International business, the division further invested in Dubai, Singapore and Mumbai as it continued to embed its targeted growth strategy. Clients also benefited from enhancements to the collateralised lending programme, where higher lending limits and a greater number of currencies available has increased its relevance to clients.

2012 compared with 2011
•	Operating profit increased by £5 million, or 2% to £253 million driven by higher income partially offset by increased expenses and impairment losses.

•	Total income increased by £66 million, with net interest income up £75 million, largely driven by improvements in margins and strong divisional treasury income, particularly during H1 2012.

•
Non-interest income fell by 2% as the gain from the disposal of the Latin American, Caribbean and African businesses was more than offset by a decline in fee income in the UK and lower investment volumes, driven by continued economic uncertainty.

•
Expenses were £40 million or 5% higher at £871 million, with significant investment in change programmes, including the development of new products and services capability and the implementation of RDR in the UK.

•
Expenses also increased as a result of client redress following a past business review into the sale of the ALICO Enhanced Variable Rate Fund announced in November 2011 and a Financial Services Authority fine of £8.75 million relating to Anti Money Laundering control processes.

Wealth (continued)

Key points (continued)

2012 compared with 2011(continued)
•
Client assets and liabilities fell by 1% with a £2 billion decrease in assets under management, primarily reflecting low margin client outflows of £1.4 billion and the impact of client transfers following the disposal of the Latin American, Caribbean and African businesses. This fall was partially offset by increases in lending and deposit volumes.

•	Impairment losses were £46 million, up £21 million, largely reflecting a small number of large specific impairments.

Q4 2012 compared with Q3 2012
•	Operating profit was 22% higher, largely driven by lower expenses, partially offset by higher impairment losses and a small decline in income.

•	Income fell by £7 million, or 2%, reflecting a fall in net interest income, as the effect of lower rates on UK deposit hedges more than offset increases in lending and deposit volumes.

•	Expenses of £190 million were 13% lower, primarily due to a decrease in FSCS levies, reduced headcount and lower incentive costs.

•
Client assets and liabilities remained broadly flat, as increases in lending, customer deposits and assets under management were offset by the client transfers resulting from the disposal of the Latin American, Caribbean and African businesses. Excluding these client transfers, client assets and liabilities grew by £0.6bn.

•	Impairment losses increased by £8 million reflecting a small number of specific impairments in Coutts UK.

Q4 2012 compared with Q4 2011
•	Operating profit increased by 8% as income increased by £5 million and expenses fell by £4 million.

•
Net interest income increased by £10 million, primarily driven by improvements in lending and deposit margins and volumes. Net interest margin increased by 30 basis points. Non-interest income fell as a result of lower transaction and investment volumes.

•	Expenses decreased by £4 million, or 2%, reflecting lower headcount and continued management of discretionary costs, partially offset by investment in strategic and regulatory projects.

International Banking

	Year ended		Quarter ended
	31 December 2012	31 December 2011	31 December 2012	30 September 2012	31 December 2011
	£m	£m	£m	£m	£m

Income statement
Net interest income	922	1,199	201	227	293
Non-interest income	1,200	1,356	283	308	300

Total income	2,122	2,555	484	535	593

Direct expenses
- staff	(577)	(706)	(105)	(132)	(160)
- other	(162)	(226)	(20)	(47)	(51)
Indirect expenses	(678)	(700)	(167)	(169)	(174)

	(1,417)	(1,632)	(292)	(348)	(385)

Operating profit before impairment losses	705	923	192	187	208
Impairment losses	(111)	(168)	(37)	(12)	(56)

Operating profit	594	755	155	175	152

Of which:
Ongoing businesses	602	773	150	171	145
Run-off businesses	(8)	(18)	5	4	7

Analysis of income by product
Cash management	943	940	205	224	241
Trade finance	291	275	70	76	67
Loan portfolio	865	1,265	207	228	257

Ongoing businesses	2,099	2,480	482	528	565
Run-off businesses	23	75	2	7	28

Total income	2,122	2,555	484	535	593

Analysis of impairments by sector
Manufacturing and infrastructure	42	254	21	2	75
Property and construction	7	17	-	-	-
Transport and storage	(3)	11	1	-	-
Telecommunications, media and technology	12	-	3	-	-
Banks and financial institutions	43	(42)	-	12	-
Other	10	(72)	12	(2)	(19)

Total impairment losses	111	168	37	12	56

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements)	0.3%	0.3%	0.4%	0.1%	0.4%

International Banking (continued)

Key metrics
	Year ended		Quarter ended
	31 December 2012	31 December 2011	31 December 2012	30 September 2012	31 December 2011

Performance ratios (ongoing businesses)
Return on equity (1)	9.2%	11.5%	8.3%	10.3%	9.1%
Net interest margin	1.64%	1.73%	1.62%	1.70%	1.64%
Cost:income ratio	66%	62%	61%	65%	64%

	31 December 2012	30 September 2012		31 December 2011
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross) (2)	42.2	47.3	(11%)	57.7	(27%)
Loan impairment provisions	(0.4)	(0.6)	(33%)	(0.8)	(50%)

Net loans and advances to customers	41.8	46.7	(10%)	56.9	(27%)
Loans and advances to banks	4.7	5.1	(8%)	3.4	38%
Securities	2.6	2.3	13%	6.0	(57%)
Cash and eligible bills	0.5	0.7	(29%)	0.3	67%
Other	3.4	3.6	(6%)	3.3	3%

Total third party assets (excluding derivatives mark-to-market)	53.0	58.4	(9%)	69.9	(24%)
Risk elements in lending	0.4	0.7	(43%)	1.6	(75%)
Provision coverage (3)	93%	92%	100bps	52%	4,100bps

Customer deposits (excluding repos)	46.2	41.7	11%	45.1	2%
Bank deposits (excluding repos)	5.6	6.5	(14%)	11.4	(51%)
Loan:deposit ratio (excluding repos and conduits)	85%	101%	(1,600bp)	103%	(1,800bp)
Risk-weighted assets	51.9	49.7	4%	43.2	20%

Notes:
(1)
Divisional return on equity is based on divisional operating profit after tax, divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions), for the ongoing businesses.

(2)	Excludes disposal groups.
(3)	Provision coverage percentage represents loan impairment provisions as a percentage of risk elements in lending.

	Year ended		Quarter ended
	31 December 2012	31 December 2011	31 December 2012	30 September 2012	31 December 2011
	£m	£m	£m	£m	£m

Run-off businesses (1)
Total income	23	75	2	7	28
Direct expenses	(31)	(93)	3	(3)	(21)

Operating (loss)/profit	(8)	(18)	5	4	7

Note:
(1)	Run-off businesses consist of the exited corporate finance business.

International Banking (continued)

Key points
International Banking was formed in January 2012 to create an integrated, client-focused business which serves RBS's large global customers' financing, risk management, trade finance, payments and cash management needs internationally.

Since its formation, the division has made significant progress in strengthening its balance sheet and making efficient use of resources. The loan portfolio decreased significantly due to strategic reduction initiatives and disciplined capital allocation. The division's liability composition also improved, with additional customer deposits raised in the final quarter and the strategic run-off of commercial paper and short-term bank deposits.

Performance in 2012 was restricted by macroeconomic pressures and additional regulatory requirements across the industry. Given these constraints, International Banking kept its focus on cost control throughout the year.

Despite these headwinds, the division was recognised externally for its efforts in serving its customers' needs, helping RBS Group gain awards such as:

•	Top European investment grade corporate bond bookrunner (Dealogic).

•	Number one cash management manager in the UK and number two in Europe (Euromoney Cash Management Survey).

•	Quality Leader in Large Corporate Trade Finance in the UK, and number one for Large Corporate Trade Finance Penetration in the UK (Greenwich).

2012 compared with 2011
•	Operating profit decreased by £161 million as a decline in income was only partially mitigated by lower expenses and impairment losses.

•	Income was 17% lower:
○
Loan portfolio decreased by 32%, mainly due to a strategic reduction in assets, in order to allocate capital more efficiently, and the effect of portfolio credit hedging and lower corporate appetite for risk management activities.

○
Cash management was broadly in line with the previous year. Deposit margins declined following reductions in both three month LIBOR and five year fixed rates across Europe; however, this was offset by lower liquidity costs due to the strategic initiative to reduce short-term bank deposits.

○ Trade finance increased by 6% as a result of increased activity, particularly in Asia.
○ The restructuring in 2012 led to a reduction in activities undertaken in the division, which contributed to a decline in income.

•
Expenses declined by £215 million, reflecting planned restructuring initiatives following the formation of the International Banking division. Savings were achieved through headcount reduction, run-off of discontinued businesses and a resulting decrease in infrastructure support costs. Revenue-linked expenses also fell in line with the decrease in income.

•	Impairment losses decreased by £57 million with the non-repeat of a single name impairment.

International Banking (continued)

Key points (continued)

2012 compared with 2011 (continued)
•	Third party assets declined by 24%, with targeted reductions in the lending portfolio following a strategic reduction in assets.

•
Customer deposits increased by 2%. Successful efforts to rebuild customer confidence following the Moody's credit rating downgrade and the Group technology incident in June 2012 outweighed economic pressures. This, coupled with the managed reduction in loans and advances to customers, improved the loan:deposit ratio to 85%.

•	Bank deposits were down 51%, mainly as a result of lower short-term balances, reflecting a strategic initiative to reduce liquidity outflow risk.

•
Risk-weighted assets increased by 20%, reflecting the impact of regulatory uplifts partially offset by successful mitigation through balance sheet reduction. Risk-weighted asset intensity in the loan book has increased significantly given the uplifts, which will result in strategic adjustments going forward.

Q4 2012 compared with Q3 2012
•	Operating profit was down £20 million, or 11%, driven by higher impairment charges and lower income, partially offset by lower expenses.
•	Income decreased by 10%:
○ Cash management decreased by 8%, driven by lower margins. Both three month LIBOR and five year fixed rates declined during the quarter.
○ Loan portfolio was down 9%, reflecting the ongoing strategic reduction in third party assets.
○ Trade finance declined by 8%, with lower volumes, particularly in Asia, compared with seasonally higher activity levels in the first three quarters of 2012.
•	Total expenses declined by £56 million, or 16%, primarily associated with lower variable compensation.

•	Third party assets fell by 9% as a result of continued capital efficiency discipline.

•	Customer deposits increased by 11% through continued business focus to improve the net funding position.

Q4 2012 compared with Q4 2011
•	Operating profit was up 2%, as the impact of lower income was absorbed by lower costs and lower impairment losses.

•	Income decreased by 18%:
	○	Cash management fell by 15% mainly due to margin compression. Payment fees were also lower reflecting a growth in electronic, lower-margin payments.
	○	Loan portfolio was down 19% reflecting asset reduction and disciplined capital allocation.
	○	Trade finance grew by 4% with an increase in funded assets, primarily in Asia.

•	Expenses fell by £93 million, largely reflecting planned head count reduction and an increased focus on the management of discretionary expenses.

Ulster Bank

	Year ended		Quarter ended
	31 December 2012	31 December 2011	31 December 2012	30 September 2012	31 December 2011
	£m	£m	£m	£m	£m

Income statement
Net interest income	649	736	161	163	177

Net fees and commissions	145	142	36	36	28
Other non-interest income	51	69	15	14	21

Non-interest income	196	211	51	50	49

Total income	845	947	212	213	226

Direct expenses
- staff	(211)	(221)	(54)	(53)	(53)
- other	(49)	(67)	(14)	(12)	(15)
Indirect expenses	(261)	(259)	(69)	(61)	(64)

	(521)	(547)	(137)	(126)	(132)

Operating profit before impairment losses	324	400	75	87	94
Impairment losses	(1,364)	(1,384)	(318)	(329)	(327)

Operating loss	(1,040)	(984)	(243)	(242)	(233)

Analysis of income by business
Corporate	360	435	85	85	98
Retail	360	428	93	93	101
Other	125	84	34	35	27

Total income	845	947	212	213	226

Analysis of impairments by sector
Mortgages	646	570	135	155	133
Corporate
- property	276	324	69	92	83
- other corporate	389	434	97	75	100
Other lending	53	56	17	7	11

Total impairment losses	1,364	1,384	318	329	327

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Mortgages	3.4%	2.9%	2.8%	3.3%	2.7%
Corporate
- property	6.4%	6.8%	6.4%	8.0%	6.9%
- other corporate	5.0%	5.6%	5.0%	4.1%	5.2%
Other lending	3.8%	3.5%	4.9%	2.2%	2.8%

Total	4.2%	4.1%	3.9%	4.1%	3.8%

Ulster Bank (continued)

Key metrics	Year ended		Quarter ended
	31 December 2012	31 December 2011	31 December 2012	30 September 2012	31 December 2011

Performance ratios
Return on equity (1)	(21.8%)	(22.8%)	(20.9%)	(20.4%)	(20.7%)
Net interest margin	1.88%	1.87%	1.93%	1.92%	1.87%
Cost:income ratio	62%	58%	65%	59%	58%

	31 December 2012	30 September 2012		31 December 2011
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- mortgages	19.2	18.9	2%	20.0	(4%)
- corporate
- property	4.3	4.6	(7%)	4.8	(10%)
- other corporate	7.8	7.4	5%	7.7	1%
- other lending	1.3	1.3	-	1.6	(19%)

	32.6	32.2	1%	34.1	(4%)
Loan impairment provisions	(3.9)	(3.6)	8%	(2.7)	44%

Net loans and advances to customers	28.7	28.6	-	31.4	(9%)

Risk elements in lending
- mortgages	3.1	2.9	7%	2.2	41%
- corporate
- property	1.9	1.8	6%	1.3	46%
- other corporate	2.3	2.1	10%	1.8	28%
- other lending	0.2	0.2	-	0.2	-

Total risk elements in lending	7.5	7.0	7%	5.5	36%
Provision coverage (2)	52%	51%	100bp	50%	200bp

Customer deposits	22.1	20.3	9%	21.8	1%
Loan:deposit ratio (excluding repos)	130%	141%	(1,100bp)	143%	(1,300bp)
Risk-weighted assets	36.1	35.1	3%	36.3	(1%)

Spot exchange rate - €/£	1.227	1.256		1.196

Notes:
(1)
Divisional return on equity is based on divisional operating loss after tax divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions).

(2)	Provision coverage percentage represents loan impairment provisions as a percentage of risk elements in lending.

Key points
The challenging macroeconomic environment across the island of Ireland had a significant impact on Ulster Bank's financial performance for 2012. There were some emerging signs of improvement in the Republic of Ireland economy during Q4 2012, most notably in the availability of institutional funding, some stabilisation of residential property prices and continued economic growth, albeit modest.

While impairment levels remained elevated during 2012, net interest margin and expense management improved. Further progress was made on Ulster Bank's deposit gathering strategy with customer deposit balances increasing by 7% on a constant currency basis in Q4 2012, driving a significant reduction in the loan to deposit ratio.

Following the Group technology incident in June 2012, Ulster Bank made significant efforts to help customers who were affected, extending branch hours, tripling call centre staff and providing full redress.

Ulster Bank (continued)

Key points (continued)

2012 compared with 2011
•	Operating loss increased by £56 million primarily reflecting a reduction in income driven by lower interest earning asset volumes.

•	Total expenses fell by £26 million, reflecting the benefits of cost saving initiatives.

•
Impairment losses remained elevated, as weak underlying credit metrics prevailed. Falling asset values throughout most of 2012 and high levels of unemployment coupled with weak domestic demand continued to depress the property market. The impairment charge for 2012 was driven by a combination of new defaulting customers and deteriorating security values. Risk elements in lending increased by £2 billion during the year reflecting continued difficult conditions in both the commercial and residential property sectors.

•
The loan to deposit ratio improved from 143% to 130%, driven by a combination of deposit growth and a decrease in the loan book. At constant currency, the loan book decreased by 2% as a result of natural amortisation and limited new lending due to low levels of market demand. Retail and SME deposits increased by 8%; however, this was partly offset by outflows of wholesale balances driven by market volatility and the impact of a rating downgrade in H2 2011.

Q4 2012 compared with Q3 2012
•
Operating loss was flat at £243 million as lower impairment losses were offset by increased expenses. The rise in expenses was primarily driven by a £10 million impairment charge on own property assets due to falling property values.

•
Impairment losses improved by £11 million in the quarter largely due to a lower level of mortgage defaults. Residential property values showed some signs of stabilisation; however, mortgage arrears remained elevated.

•	Customer deposits grew by 7% on a constant currency basis, primarily within the Corporate business with strong growth across all product categories. Loan balances remained broadly flat.

Q4 2012 compared with Q4 2011
•	Operating loss increased by £10 million with lower income and higher expenses only partly offset by a £9 million decrease in impairment losses.

•
Total income decreased by £14 million largely due to movements in exchange rates. In constant currency terms income decreased by 1%. Net interest margin increased by 6 basis points to 1.93%, primarily driven by a reduced stock of liquid assets.

•	Expenses increased by £5 million, reflecting the impairment charge on own property assets.

US Retail & Commercial (£ Sterling)

	Year ended		Quarter ended
	31 December 2012	31 December 2011	31 December 2012	30 September 2012	31 December 2011
	£m	£m	£m	£m	£m

Income statement
Net interest income	1,948	1,900	468	492	496

Net fees and commissions	778	841	193	195	199
Other non-interest income	365	296	79	93	95

Non-interest income	1,143	1,137	272	288	294

Total income	3,091	3,037	740	780	790

Direct expenses
- staff	(828)	(838)	(181)	(207)	(216)
- other	(526)	(557)	(138)	(128)	(137)
- litigation settlement	(88)	-	-	-	-
Indirect expenses	(804)	(779)	(198)	(201)	(195)

	(2,246)	(2,174)	(517)	(536)	(548)

Operating profit before impairment losses	845	863	223	244	242
Impairment losses	(91)	(326)	(23)	(21)	(65)

Operating profit	754	537	200	223	177

Average exchange rate - US$/£	1.585	1.604	1.606	1.581	1.573

Analysis of income by product
Mortgages and home equity	541	463	134	139	128
Personal lending and cards	405	442	103	101	100
Retail deposits	860	927	201	215	237
Commercial lending	609	584	154	144	148
Commercial deposits	441	416	103	111	110
Other	235	205	45	70	67

Total income	3,091	3,037	740	780	790

Analysis of impairments by sector
Residential mortgages	(1)	28	2	(5)	4
Home equity	95	103	13	40	20
Corporate and commercial	(77)	55	(20)	(35)	8
Other consumer	65	61	24	21	21
Securities	9	79	4	-	12

Total impairment losses	91	326	23	21	65

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Residential mortgages	-	0.5%	0.1%	(0.3%)	0.3%
Home equity	0.7%	0.7%	0.4%	1.2%	0.5%
Corporate and commercial	(0.3%)	0.2%	(0.3%)	(0.6%)	0.1%
Other consumer	0.8%	0.8%	1.2%	1.0%	1.1%

Total	0.2%	0.5%	0.2%	0.2%	0.4%

US Retail & Commercial (£ Sterling) (continued)

Key metrics
	Year ended		Quarter ended
	31 December 2012	31 December 2011	31 December 2012	30 September 2012	31 December 2011

Performance ratios
Return on equity (1)	8.3%	6.3%	9.0%	9.7%	8.0%
Adjusted return on equity (2)	8.9%	6.3%	9.0%	9.7%	8.0%
Net interest margin	3.00%	3.06%	2.92%	2.99%	3.04%
Cost:income ratio	73%	72%	70%	69%	69%
Adjusted cost:income ratio (2)	71%	72%	70%	69%	69%

	31 December 2012	30 September 2012		31 December 2011
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- residential mortgages	5.8	5.9	(2%)	6.1	(5%)
- home equity	13.3	13.6	(2%)	14.9	(11%)
- corporate and commercial	23.8	23.0	3%	22.9	4%
- other consumer	8.4	8.2	2%	7.7	9%

	51.3	50.7	1%	51.6	(1%)
Loan impairment provisions	(0.5)	(0.6)	(17%)	(0.7)	(29%)

Net loans and advances to customers	50.8	50.1	1%	50.9	-

Total third party assets	72.5	75.0	(3%)	75.8	(4%)
Investment securities	12.0	13.3	(10%)	15.2	(21%)
Risk elements in lending
- retail	0.8	0.7	14%	0.6	33%
- commercial	0.3	0.3	-	0.4	(25%)

Total risk elements in lending	1.1	1.0	10%	1.0	10%
Provision coverage (3)	48%	55%	(700bp)	72%	(2,400bp)

Customer deposits (excluding repos)	59.2	59.8	(1%)	60.0	(1%)
Bank deposits (excluding repos)	1.8	3.8	(53%)	5.2	(65%)
Loan:deposit ratio (excluding repos)	86%	84%	200bp	85%	100bp
Risk-weighted assets	56.5	56.7	-	59.3	(5%)

Spot exchange rate - US$/£	1.616	1.614		1.548

Notes:
(1)
Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions).

(2)	Excludes the litigation settlement and net gain on sale of Visa B shares in 2012.
(3)	Provision coverage percentage represents loan impairment provisions as a percentage of risk elements in lending.

Key points
●	Sterling strengthened against the US Dollar, with the spot exchange rate at 31 December 2012 increasing by 4.4% compared with 31 December 2011.

●	Performance is described in full in the US dollar-based financial statements set out on pages 55 to 58.

US Retail & Commercial (US Dollar)

	Year ended		Quarter ended
	31 December 2012	31 December 2011	31 December 2012	30 September 2012	31 December 2011
	$m	$m	$m	$m	$m

Income statement
Net interest income	3,087	3,048	752	778	781

Net fees and commissions	1,233	1,350	311	306	314
Other non-interest income	579	473	126	149	148

Non-interest income	1,812	1,823	437	455	462

Total income	4,899	4,871	1,189	1,233	1,243

Direct expenses
- staff	(1,313)	(1,344)	(292)	(327)	(339)
- other	(833)	(893)	(219)	(204)	(216)
- litigation settlement	(138)	-	-	-	-
Indirect expenses	(1,274)	(1,250)	(318)	(318)	(307)

	(3,558)	(3,487)	(829)	(849)	(862)

Operating profit before impairment losses	1,341	1,384	360	384	381
Impairment losses	(145)	(524)	(38)	(33)	(102)

Operating profit	1,196	860	322	351	279

Analysis of income by product
Mortgages and home equity	856	744	215	219	202
Personal lending and cards	643	709	166	160	157
Retail deposits	1,364	1,487	323	340	373
Commercial lending	965	936	247	228	233
Commercial deposits	698	667	165	175	173
Other	373	328	73	111	105

Total income	4,899	4,871	1,189	1,233	1,243

Analysis of impairments by sector
Residential mortgages	(2)	44	3	(8)	6
Home equity	150	165	21	64	31
Corporate and commercial	(120)	88	(31)	(55)	13
Other consumer	104	101	39	32	33
Securities	13	126	6	-	19

Total impairment losses	145	524	38	33	102

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Residential mortgages	-	0.5%	0.1%	(0.3%)	0.3%
Home equity	0.7%	0.7%	0.4%	1.2%	0.5%
Corporate and commercial	(0.3%)	0.2%	(0.3%)	(0.6%)	0.1%
Other consumer	0.8%	0.8%	1.2%	1.0%	1.1%

Total	0.2%	0.5%	0.2%	0.2%	0.4%

US Retail & Commercial (US Dollar) (continued)

Key metrics
	Year ended		Quarter ended
	31 December 2012	31 December 2011	31 December 2012	30 September 2012	31 December 2011

Performance ratios
Return on equity (1)	8.3%	6.3%	9.0%	9.7%	8.0%
Adjusted return on equity (2)	8.9%	6.3%	9.0%	9.7%	8.0%
Net interest margin	3.00%	3.06%	2.92%	2.99%	3.04%
Cost:income ratio	73%	72%	70%	69%	69%
Adjusted cost:income ratio (2)	71%	72%	70%	69%	69%

	31 December 2012	30 September 2012		31 December 2011
	$bn	$bn	Change	$bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- residential mortgages	9.4	9.5	(1%)	9.4	-
- home equity	21.5	22.0	(2%)	23.1	(7%)
- corporate and commercial	38.5	37.2	3%	35.3	9%
- other consumer	13.5	13.1	3%	12.0	13%

	82.9	81.8	1%	79.8	4%
Loan impairment provisions	(0.9)	(0.9)	-	(1.1)	(18%)

Net loans and advances to customers	82.0	80.9	1%	78.7	4%

Total third party assets	117.3	121.0	(3%)	117.3	-
Investment securities	19.5	21.4	(9%)	23.5	(17%)
Risk elements in lending
- retail	1.3	1.2	8%	1.0	30%
- commercial	0.6	0.5	20%	0.6	-

Total risk elements in lending	1.9	1.7	12%	1.6	19%
Provision coverage (3)	48%	55%	(700bp)	72%	(2,400bp)

Customer deposits (excluding repos)	95.6	96.6	(1%)	92.8	3%
Bank deposits (excluding repos)	2.9	6.2	(53%)	8.0	(64%)
Loan:deposit ratio (excluding repos)	86%	84%	200bp	85%	100bp
Risk-weighted assets	91.3	91.6	-	91.8	(1%)

Notes:
(1)	Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 10% of monthly average of divisional RWAs, adjusted for capital deductions).
(2)	Excludes the litigation settlement and net gain on sale of Visa B shares in 2012.
(3)	Provision coverage percentage represents loan impairment provisions as a percentage of risk elements in lending.

Key points
In Q1 2012, RBS Citizens implemented five strategic priorities to sharpen the division's back-to-basics strategy. The strategy is founded on the belief that building an engaged workforce which is focused on the customer experience and on being their primary banking partner, with an embedded culture of risk management, will position the franchise to deliver financial results consistent with a top performing regional bank.

Efforts in both the Consumer and Commercial businesses throughout 2012 were aligned with those priorities and our customers have acknowledged our efforts.  According to a 2012 survey conducted by American Banker, RBS Citizens was ranked in the top ten of US banks for corporate reputation, an improvement of eight places from 2011.

US Retail & Commercial (US Dollar) (continued)

Key points (continued)
Core Customer Commitments were implemented in Consumer Banking's branch network at the end of last year. Early indications show progress towards the Commitments' aim to enhance customer experience:
•	At the end of 2012, 77% of customers surveyed externally were 'completely satisfied' or 'very satisfied', compared with the peer average of 71%.
•	RBS Citizens' net promoter score, a measure of how likely customers are to recommend the bank, increased to 20% over the course of 2012 and was over ten percentage points above the peer average.

Consumer Banking further improved and expanded its distribution channels and product capabilities including the roll-out of intelligent deposit machines and the on-going build out of its mortgage capabilities, reaching the top 20 nationally for mortgage originations in 2012. The business made enhancements to its mobile banking services and subsequently its apps for both iPhone and Android were rated the 'best integrated apps' in the industry based on an analysis of consumer ratings conducted by Javelin Strategy & Research.

In 2012, Commercial Banking responded to client feedback, introducing its own core Client Commitments and developing a new Commercial Client on-boarding process to improve the way clients are welcomed to RBS Citizens.

Commercial Banking took further significant steps towards strengthening its customer proposition with a more streamlined, efficient and integrated service and product offering by integrating the Treasury Solutions, Foreign Exchange and Interest Rate Derivatives functions into Commercial Banking.

The business made good progress towards expanding its capital markets capabilities. At the end of 2012, RBS Citizens ranked #4 in the new capital markets business for middle market customers within the footprint, and ranked in the top ten nationally.

2012 compared with 2011
•
US Retail & Commercial posted an operating profit of $1,196 million, up $336 million, or 39%, from 2011. Excluding the $138 million litigation settlement in Q1 2012 and the $62 million net gain on the sale of Visa B shares in Q2 2012, operating profit was up $412 million, or 48%, largely reflecting lower impairment losses due to an improved credit environment.

•
Net interest income was up $39 million, or 1%, driven by targeted commercial loan growth, deposit pricing discipline and lower funding costs. This was partially offset by consumer loan run-off and lower asset yields reflecting prevailing economic conditions.

•
Non-interest income was down $11 million, or 1%, reflecting a decline in debit card fees as a result of the Durbin Amendment legislation and lower securities gains and deposit fees. This was largely offset by strong mortgage banking fees of $109 million, up 71%, and the $75 million gross gain on the sale of Visa B shares.

•	Loans and advances to customers were up $3.1 billion, or 4%, due to strong growth in commercial loan volumes.

•	Customer deposits increased by 3% with strong growth achieved in checking balances. Consumer checking balances grew by 4% while small business checking balances grew by 8% over the year.

US Retail & Commercial (US Dollar) (continued)

Key points (continued)

2012 compared with 2011 (continued)
•
Excluding the $138 million litigation settlement, relating to a class action lawsuit regarding the way overdraft fees were assessed on customer accounts prior to 2010, and the $13 million litigation reserve associated with the sale of Visa B shares, and a one-off $33 million pension gain in Q4 2012, total expenses were down 1%, reflecting lower loan collection costs and the elimination of the Everyday Points rewards programme for consumer debit card customers, partially offset by higher operational losses.

•
During the year, RBS Citizens offered former employees a one-time opportunity to receive the value of future pension benefits as a single lump sum payment. The transaction allowed RBS Citizens to partially de-risk its pension plan and future liability under the plan. A strong participant take-up rate of 60% enabled RBS Citizens to reduce its pension liability by 17% and recognise a $33 million accounting gain.

•
Impairment losses were down $379 million, or 72%, reflecting an improved credit environment and lower impairments on securities. Loan impairments improved by $266 million driven primarily by commercial loan impairments. Impairments as a percentage of loans and advances fell to 20 basis points.

Q4 2012 compared with Q3 2012
•	Operating profit of $322 million decreased by $29 million, or 8%, driven by lower income, partially offset by lower expenses.

•	Net interest income was down $26 million, or 3%, due to lower asset yields and a smaller investment portfolio, partially offset by commercial loan growth.

•	Non-interest income was down by $18 million, or 4%, driven by lower securities gains partially offset by higher commercial banking fee income.

•	Total expenses were $20 million, or 2% lower reflecting the $33 million pension gain, partially offset by higher operational losses.

•	Impairment losses increased $5 million, or 15%, reflecting higher impairments on securities. The credit environment remained broadly stable in the quarter.

Q4 2012 compared with Q4 2011
•	Operating profit of $322 million increased by $43 million, or 15%, as lower impairment losses and expenses were partially offset by lower income.

•	Net interest income was down $29 million, or 4%, driven by lower asset yields, partially offset by commercial loan growth and lower funding costs.

•	Non-interest income was down $25 million, or 5%, due to lower securities gains and deposit fees, partially offset by strong mortgage banking and commercial banking fee income.

•	Total expenses decreased by $33 million, or 4%, reflecting the pension gain and lower loan collection costs partially offset by higher operational losses.

•	Impairment losses declined by $64 million, or 63%, reflecting an improved credit environment and lower impairments related to securities.

Markets

	Year ended		Quarter ended
	31 December 2012	31 December 2011	31 December 2012	30 September 2012	31 December 2011
	£m	£m	£m	£m	£m

Income statement
Net interest income from banking activities	113	79	46	11	23

Net fees and commissions receivable	318	603	41	77	62
Income from trading activities	3,912	3,602	514	933	580
Other operating income (net of related funding costs)	140	131	40	21	27

Non-interest income	4,370	4,336	595	1,031	669

Total income	4,483	4,415	641	1,042	692

Direct expenses
- staff	(1,453)	(1,963)	(93)	(393)	(354)
- other	(721)	(746)	(208)	(162)	(197)
Indirect expenses	(763)	(769)	(179)	(198)	(193)

	(2,937)	(3,478)	(480)	(753)	(744)

Operating profit/(loss) before impairment losses	1,546	937	161	289	(52)
Impairment (losses)/recoveries	(37)	(38)	(22)	6	(57)

Operating profit/(loss)	1,509	899	139	295	(109)

Of which:
Ongoing businesses	1,564	943	135	300	(96)
Run-off businesses	(55)	(44)	4	(5)	(13)

Analysis of income by product
Rates	2,006	1,474	399	390	396
Currencies	757	1,060	163	173	259
Asset backed products (ABP)	1,318	1,254	139	374	29
Credit markets	862	616	179	186	36
Investor products and equity derivatives	224	593	(66)	76	118

Total income ongoing businesses	5,167	4,997	814	1,199	838
Inter-divisional revenue share	(691)	(767)	(172)	(159)	(177)
Run-off businesses	7	185	(1)	2	31

Total income	4,483	4,415	641	1,042	692

Memo - Fixed income and currencies
Rates/currencies/ABP/credit markets	4,943	4,404	880	1,123	720
Less: primary credit markets	(568)	(688)	(151)	(114)	(134)

Total fixed income and currencies	4,375	3,716	729	1,009	586

Markets (continued)

Key metrics
	Year ended		Quarter ended
	31 December 2012	31 December 2011	31 December 2012	30 September 2012	31 December 2011

Performance ratios (ongoing businesses)
Return on equity (1)	10.0%	6.1%	3.6%	7.8%	(2.4%)
Cost:income ratio	64%	77%	76%	72%	106%
Compensation ratio (2)	32%	42%	17%	37%	49%

	31 December 2012	30 September 2012		31 December 2011
	£bn	£bn	Change	£bn	Change

Capital and balance sheet (ongoing businesses)
Loans and advances to customers (gross)	29.8	29.5	1%	31.5	(5%)
Loan impairment provisions	(0.2)	(0.2)	-	(0.2)	-

Net loans and advances to customers	29.6	29.3	1%	31.3	(5%)
Loans and advances to banks	16.6	22.4	(26%)	29.9	(44%)
Reverse repos	103.8	97.5	6%	100.4	3%
Securities	92.4	97.9	(6%)	108.1	(15%)
Cash and eligible bills	30.2	34.7	(13%)	28.1	7%
Other	11.8	22.4	(47%)	14.8	(20%)

Total third party assets (excluding derivatives mark-to-market)	284.4	304.2	(7%)	312.6	(9%)
Net derivative assets (after netting)	21.9	21.3	3%	37.0	(41%)

Provision coverage (3)	77%	75%	200bps	75%	200bps

Customer deposits (excluding repos)	26.3	34.3	(23%)	36.8	(29%)
Bank deposits (excluding repos)	45.4	42.9	6%	48.2	(6%)

Risk-weighted assets	101.3	108.0	(6%)	120.3	(16%)

Notes:
(1)
Divisional return on equity is based on divisional operating profit after tax, divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions), for the ongoing businesses.

(2)	Compensation ratio is based on staff costs as a percentage of total income.
(3)	Provision coverage percentage represents loan impairment provisions as a percentage of risk elements in lending.

	Year ended		Quarter ended
	31 December 2012	31 December 2011	31 December 2012	30 September 2012	31 December 2011
Run-off businesses (1)	£m	£m	£m	£m	£m

Total income	7	185	(1)	2	31
Direct expenses	(62)	(229)	5	(7)	(44)

Operating (loss)/profit	(55)	(44)	4	(5)	(13)

	31 December 2012	30 September 2012	31 December 2011
Run-off businesses (1)	£bn	£bn	£bn

Total third party assets (excluding derivatives mark-to-market)	0.1	0.2	1.3

Note:
(1)	Run-off businesses consist of the exited cash equities, corporate broking and equity capital markets operations.

Markets (continued)

Key points
During 2012, the economic environment was dominated by weak prospects for global growth and the uncertain outlook for Eurozone sovereign debt. However, positive central bank activity and a more stable credit environment resulted in marginally improved trading opportunities.

Against this backdrop, the division continued to focus on its strengths and client offering. In January 2012 RBS announced the creation of the Markets division and, at the same time, the exit of the cash equities and mergers & acquisitions businesses. Following further review in Q4 2012, the remaining Investor Products and Equity Derivatives (IPED) operation was moved into Rates to form a Derivative Product Solutions (DPS) business. In addition, Markets has also developed a range of measures to enhance its culture and control environment, focusing on improving both supervision and behaviours. Taken together, these actions reinforce Markets' commitment to put the client at the centre of everything we do and to focus resources on meeting client needs.

2012 compared with 2011
•	Operating profit increased by 68% reflecting 2% growth in income and 20% decrease in direct expenses, most notably through a reduction in staff costs.

•
Rates benefited from a strong trading performance, while losses incurred in managing counterparty exposures during the third quarter of 2011 were not repeated during 2012. Revenues for the year were up 36% to £2.0 billion.

•	Currencies volumes were weak across the industry, although the Spot FX business minimised the impact on revenue. Options income was limited by further Eurozone uncertainty.

•
Asset Backed Products continued to perform strongly as markets were sustained throughout the year by investors' search for yield. Revenues for the year were £1.3 billion, up 5% from a strong performance of £1.25 billion in 2011.

•
A 40% increase in Credit Markets revenue to £862 million was driven by Flow Credit which, as a result of improved risk management and more benign market conditions, recorded good profitability compared with a loss in 2011. This was partially offset by weaker earnings from credit origination.

•	The 62% decrease in IPED followed significantly weaker client volumes in key markets. The business has been restructured and rationalised. It will be reported within Rates going forward.

•
The division focused on controlling costs throughout 2012, driving total expenses down by 16%. Lower staff expenses, down 26%, reflect lower headcount and lower levels of variable compensation, including reductions and clawbacks following the Group's LIBOR settlements reached on 6 February 2013, with the compensation ratio falling from 42% to 32%. Headcount reductions totalled 2,700 in the year, including that resulting from the exit of businesses announced in January. Other expenses fell by 3% as rigorous controls on discretionary expenditure and the exiting of product areas continued to take effect, partially offset by higher legal expenses.

•	The reduction in third party assets reflected management action to optimise and de-risk the balance sheet, consistent with previously disclosed medium-term objectives.

Markets (continued)

Key points (continued)

2012 compared with 2011 (continued)
•	The division reduced risk-weighted assets, successfully focusing on lowering risk and enhancing models whilst managing the requirement for greater prudence in the regulatory environment.

•
Not reflected in Markets operating results in 2012 were the following items: £381 million for regulatory fines; £350 million for its share of the provision for interest rate swap redress; and approximately £700 million in restructuring costs associated with the strategic changes that took place during 2012.

Q4 2012 compared with Q3 2012
•
A £156 million reduction in operating profit was driven by lower revenue, partially offset by lower staff expenses. The fall in revenue reflected a seasonal reduction in activity, compared with particularly favourable market conditions as a result of Central Bank announcements during Q3 2012.

•	Flat yield curves limited opportunities for revenue generation in the Rates business; however, income was up 2% in the quarter.

•	Income from Asset Backed Products decreased from high levels as volumes declined and asset prices stabilised following a sustained period of strong performance throughout 2012.

•	Credit Markets benefited from increased levels of capital market issuance, although this was more than offset by lower income from Flow Credit Trading.

•	The loss in IPED reflected declining client volumes and a weak trading performance, compounded by a revision to divisional funding policies (net impact of zero across the whole division).

•	A limited number of impairments were incurred on securities in Asset Backed Products.

•
Lower staff costs reflected lower variable compensation, following the Group's LIBOR settlements, and headcount reductions. An increase in other expenses was driven by higher legal costs during the period.

•
Third party assets and risk-weighted assets were down by £20 billion and £7 billion respectively, reflecting lower levels of activity in Rates and Asset Backed Products in the quarter and a continued focus on balance sheet management and risk reduction.

Q4 2012 compared with Q4 2011
•
Q4 2012 posted an operating profit of £139 million compared with a loss of £109 million in the same period last year. Although income was down in Q4 2012 this was more than offset by lower staff expenses and lower impairments.

•	The Currencies business experienced lower levels of client activity and declining volatility.

•	A more positive credit environment enabled greater income generation from Asset Backed Products and Credit Markets.

•
Significantly lower staff expenses reflected lower variable compensation, following the Group's LIBOR settlements, and the full impact of headcount reductions made towards the end of 2011 and throughout 2012.

Direct Line Group

	Year ended		Quarter ended
	31 December 2012	31 December 2011	31 December 2012	30 September 2012	31 December 2011
	£m	£m	£m	£m	£m

Income statement
Earned premiums	4,044	4,221	999	1,013	1,043
Reinsurers' share	(326)	(252)	(80)	(81)	(71)

Net premium income	3,718	3,969	919	932	972
Fees and commissions	(430)	(400)	(79)	(129)	(161)
Instalment income	126	138	32	32	33
Other income	60	100	14	16	19

Total income	3,474	3,807	886	851	863
Net claims	(2,427)	(2,772)	(606)	(596)	(589)

Underwriting profit	1,047	1,035	280	255	274

Staff expenses	(338)	(288)	(90)	(88)	(75)
Other expenses	(387)	(333)	(109)	(106)	(79)

Total direct expenses	(725)	(621)	(199)	(194)	(154)
Indirect expenses	(124)	(225)	-	-	(55)

	(849)	(846)	(199)	(194)	(209)

Technical result	198	189	81	61	65
Investment income	243	265	32	48	60

Operating profit	441	454	113	109	125

Analysis of income by product
Personal lines motor excluding broker
- own brands	1,631	1,742	395	416	425
- partnerships	124	209	31	31	34
Personal lines home excluding broker
- own brands	462	471	115	116	119
- partnerships	364	363	94	88	81
Personal lines rescue and other excluding broker
- own brands	183	181	46	46	46
- partnerships	178	125	47	42	(16)
Commercial	322	315	82	82	81
International	315	340	75	79	89
Other (1)	(105)	61	1	(49)	4

Total income	3,474	3,807	886	851	863

For the notes to this table refer to page 65.

Direct Line Group (continued)

Key metrics
	Year ended		Quarter ended
	31 December 2012	31 December 2011	31 December 2012	30 September 2012	31 December 2011

In-force policies (000s)
Personal lines motor excluding broker
- own brands	3,714	3,787	3,714	3,762	3,787
- partnerships	336	320	336	332	320
Personal lines home excluding broker
- own brands	1,754	1,811	1,754	1,777	1,811
- partnerships	2,485	2,497	2,485	2,514	2,497
Personal lines rescue and other excluding broker
- own brands	1,803	1,844	1,803	1,816	1,844
- partnerships	7,628	7,307	7,628	7,955	7,307
Commercial	466	422	466	466	422
International	1,462	1,387	1,462	1,444	1,387
Other (1)	50	1	50	52	1

Total in-force policies (2)	19,698	19,376	19,698	20,118	19,376

Gross written premium (£m)
Personal lines motor excluding broker
- own brands	1,494	1,584	318	400	348
- partnerships	136	137	27	40	28
Personal lines home excluding broker
- own brands	455	474	105	128	112
- partnerships	534	549	132	139	132
Personal lines rescue and other excluding broker
- own brands	177	174	41	48	40
- partnerships	176	174	45	45	44
Commercial	436	435	103	103	102
International	557	570	138	113	142
Other (1)	1	1	-	(1)	2

Total gross written premium	3,966	4,098	909	1,015	950

For the notes to this table refer to page 65.

Direct Line Group (continued)

Key metrics (continued)
	Year ended		Quarter ended
	31 December 2012	31 December 2011	31 December 2012	30 September 2012	31 December 2011

Performance ratios
Return on tangible equity (3)	11.7%	10.3%	14.0%	12.9%	11.0%
Loss ratio (4)	65%	70%	66%	64%	61%
Commission ratio (5)	12%	10%	8%	14%	17%
Expense ratio (6)	23%	21%	22%	21%	22%
Combined operating ratio (7)	100%	101%	96%	99%	100%

Balance sheet
Total insurance reserves - (£m) (8)	8,066	7,284	8,066	8,112	7,284

Notes:
(1)	'Other' predominantly consists of the personal lines broker business and from Q1 2012 business previously reported in Non-Core.
(2)
Total in-force policies include travel and creditor policies sold through RBS Group. These comprise travel policies included in bank accounts e.g. Royalties Gold Account, and creditor policies sold with bank products including mortgage, loan and card payment protection.

(3)	Return on tangible equity is based on annualised operating profit after tax divided by average tangible equity adjusted for dividend payments.
(4)	Loss ratio is based on net claims divided by net premium income.
(5)	Commission ratio is based on fees and commissions divided by net premium income.
(6)	Expense ratio is based on expenses divided by net premium income.
(7)	Combined operating ratio is the sum of the loss, commission and expense ratios.
(8)	Consists of general and life insurance liabilities, unearned premium reserve and liability adequacy reserve.

Key points
In October 2012, the Group completed the successful initial public offering of Direct Line Group, selling 520.8 million of its existing ordinary shares. This represented 34.7% of the issued share capital, generating gross proceeds of £911 million.

During 2012, Direct Line Group made good progress despite competitive market conditions. The operating profit of £441 million was down £13 million compared with the previous year driven by lower investment returns, partially offset by an improved underwriting result.

A combined operating ratio (COR) of 100% represented an improvement of 100 basis points compared with 2011 driven predominantly by an improved loss ratio. The full year 2012 result included Home weather event claims of approximately £105 million versus £20 million in 2011, which was more than offset by £390 million of releases from reserves held against prior year claims across the portfolio. Of these releases, £68 million related to the run-off business where the impact on the income statement is broadly neutral. For Direct Line Group's ongoing operations, the current year attritional loss ratio improved by 1.6 percentage points which reflects actions taken to improve risk selection and the implementation of the claims transformation programme.  In 2012 all categories within Direct Line Group made an operating profit.

Direct Line Group made further progress in executing its strategic plan with developments made in its pricing capability through the implementation of a new pricing model and rating engine across the Motor and Home divisions. The new claims management system introduced during 2011 is now operational for the majority of new Motor and Home claims. Benefits, including shorter settlement times for customers and improved legal case management, are being realised as a result of the improved claims process.

Direct Line Group (continued)

Key points (continued)
During 2012, a number of partnership agreements, including Nationwide Building Society and Sainsbury's Bank, were either renewed or extended. In addition, Direct Line Group signed an arm's length, five year distribution agreement with RBS Group for the continued provision, post divestment, of general insurance products to UK Retail customers.

Following launch on comparethemarket.com, Churchill and Privilege motor and home products are now available on all four major price comparison websites in the UK. This reinforces Direct Line Group's multi-channel distribution strategy.

Direct Line Group continues to focus on reducing operational costs, targeting the delivery of gross annual cost savings of £100 million in 2014 through overall improvements in operational efficiency including claims handling, continued efforts to simplify internal structures and better managing customer acquisition costs. Steps announced during the second half of the year included measures to reduce costs in central functions as well as the reduction of around 70 senior leadership roles across the organisation.

Roll-out of a new e-trading platform in Commercial began in Q3 2012 and was launched in January 2013. This new platform has been developed to aid with internal cost efficiency and provide new routes to market as well as to significantly improve the interface with brokers and customers.

International consolidated its direct market position in Italy and Germany with a total of 1.5 million in-force policies at the end of 2012. Gross written premium for 2012 was up 4% in local currency on 2011 and followed a period of strong growth in 2010 and 2011.

Direct Line Group further improved its capital efficiency following a number of initiatives including the consolidation of four underwriting entities into one. The combined entity, U K Insurance Limited, received inaugural credit ratings of 'A' from Standard and Poor's and 'A2' from Moody's. Direct Line Group also issued £500 million of Tier 2 debt and paid £1 billion of dividends to RBS Group.

Direct Line Group operates in an industry that is under a significant amount of scrutiny and is preparing for substantial regulatory change. Direct Line Group is actively engaging with major stakeholders throughout the ongoing debates surrounding referral and legal fees, the increase in whiplash claims and the implementation of the gender directive in order to help deliver the best possible outcome for its customers and shareholders.

Direct Line Group (continued)

Key points (continued)

Separation and divestment update
From 1 July 2012, Direct Line Group has operated on a substantially standalone basis with independent corporate functions and governance following the successful implementation of a comprehensive programme of separation initiatives. During 2012, these included launching a new corporate identity and the Direct Line Group Board became fully compliant with the UK Corporate Governance Code following further non-executive director appointments. New contracts of employment have been agreed and issued to staff, independent HR systems have been implemented and an arm's length transitional services agreement has been reached with RBS Group for residual services. In January 2013, it was announced that Capgemini would design, deliver and operate Direct Line Group's IT infrastructure.

The Group sold the first tranche of ordinary shares representing 34.7% of the share capital of Direct Line Group in October 2012 via an Initial Public Offering. This is consistent with the Group's plan to cede control of Direct Line Group by the end of 2013 and a step toward complete disposal by the end of 2014, as required by the European Commission. In accordance with IFRS 5, Direct Line Group has been recognised as a discontinued operation with consequent changes to the presentation of comparative information. The assets and liabilities relating to Direct Line Group are included in Disposal groups as of 31 December 2012. The Group has written down its investment in Direct Line Group at 31 December 2012 to 216 pence per share, the market value on that date, which resulted in a £394 million goodwill write-down.

A full year preliminary statement of results for Direct Line Insurance Group plc is available on the company website. A full Annual Report and Accounts will be available in March 2013.

2012 compared with 2011
•	Operating profit of £441 million was £13 million, or 3% lower than 2011 as an improved technical result was more than offset by £22 million lower investment income.

•
Gross written premium of £3,966 million was 3% lower, driven by the impact of de-risking in previous years and changes in the mix of the portfolio in Motor together with competitive market conditions in Home. International was also down reflecting adverse exchange rate movements.

•
Total income of £3,474 million was £333 million, or 9% lower than prior year due to flow through of lower written premiums, increased commissions payable relating to business previously reported within Non-Core, the cessation of Tesco Personal Finance tariff income and lower supply chain income.

•
Net claims of £2,427 million were £345 million, or 12% lower than 2011 reflecting lower exposure, higher releases of reserves from prior years and improved claims experience. The 2012 result includes approximately £105 million of Home weather event claims, significantly more than £20 million in 2011 under benign weather conditions.

•
Expenses of £849 million were broadly flat. Staff expenses were £50 million, or 17% higher partly reflecting the transfer of some head office functions costs to Direct Line Group ahead of separation from RBS Group, together with additional staff recruited to provide services previously provided by RBS Group.

Direct Line Group (continued)

Key points (continued)

2012 compared with 2011 (continued)
•
Investment income of £243 million was £22 million lower, primarily as a result of £27 million financing costs relating to the Tier 2 debt issued in April 2012 and lower reinvestment rates during 2012. This was mostly offset by higher realised gains arising from portfolio management initiatives, including those arising from business previously reported in Non-Core.

•
Direct Line Group's reported Return on Tangible Equity was 11.7% in 2012. On a pro forma basis, assuming the capital management initiatives had taken place prior to the start of the year, the Return on Tangible Equity would have been 13.2%.

Q4 2012 compared with Q3 2012
•	Operating profit of £113 million was £4 million, or 4% higher than prior quarter driven by a better technical result and partly offset by lower investment income.

•	Total income of £886 million was £35 million, or 4% higher mainly driven by lower commissions following the settlement of Tesco Personal Finance reserves in Q3 2012.

•	Net claims of £606 million were £10 million, or 2% higher due to lower releases of reserves from prior years particularly on the Tesco Personal Finance run-off business.

•	Total expenses of £199 million were £5 million, or 3% higher due to timing of professional and other external fees.

•	Investment income of £32 million was £16 million, or 33% lower than Q3 2012 due to lower realised gains following portfolio management initiatives earlier in the year.

Q4 2012 compared with Q4 2011
•	Operating profit of £113 million was £12 million, or 10% lower than the same period in 2011. This was largely driven by lower investment income, partially offset by an improved technical result.

•	Gross written premium of £909 million was £41 million, or 4% lower. This is primarily driven by Motor due to volume reduction and business mix changes.

•
Total income of £886 million was £23 million, or 3% higher mainly due to lower commissions payable with the non-repeat of a profit share payment in Q4 2011 of £57 million. This was largely offset by a reduction in net premium income reflecting flow through of lower written premiums across Motor, Home and International.

•
Net claims of £606 million were £17 million, or 3% higher due to the non-repeat of a one-off release from reserves on the Creditor book products made in Q4 2011 which was offset in fees and commissions. This was partially offset by favourable movements across the other products.

•	Total expenses were £10 million, or 5% lower due to management actions taken to improve the cost base.

•
Investment income of £32 million was £28 million, or 47% lower due to a decline in yields, lower assets under management, lower gains on disposal and the loss of property rental income. Q4 2012 also included £7 million of financing costs relating to the Tier 2 debt issued in April 2012.

Central items

	Year ended		Quarter ended
	31 December 2012	31 December 2011	31 December 2012	30 September 2012	31 December 2011
	£m	£m	£m	£m	£m

Central items not allocated	143	191	143	176	89

Funding and operating costs have been allocated to operating divisions based on direct service usage, the requirement for market funding and other appropriate drivers where services span more than one division.

Residual unallocated items relate to volatile corporate items that do not naturally reside within a division.

Key points

2012 compared with 2011
•	Central items not allocated represented a credit of £143 million compared with £191 million in 2011.

•
Significant central costs included the Group technology incident cost of £175 million, a £160 million provision for various litigation and legacy conduct issues, as well as unallocated Treasury costs of circa £390 million. VAT recoveries of £85 million and Group Pension fund adjustment of circa £50 million in 2011 were not repeated.

•
Offsetting these costs, profits on Group Treasury available-for-sale bond disposals totalled £880 million compared with £516 million in 2011, as active management of the liquid assets portfolio as well as favourable market conditions enabled the Group to crystallise gains on some holdings.

Q4 2012 compared with Q3 2012
•	Central items not allocated represented a credit of £143 million compared with £176 million in Q3 2012.

•
The movement is driven by the gain of £187 million on available-for-sale bond disposals in Q4 2012, significantly below the £464 million gain recorded in Q3 2012. This was partially offset by the non-repeat of a £50 million provision for the Group technology incident and lower unallocated costs in Group Treasury.

Q4 2012 compared with Q4 2011
•
Central items not allocated represented a credit of £143 million, an improvement of £54 million compared with Q4 2011, with gains on available-for-sale bond disposals £61 million higher than in the prior year period at £187 million.

Central items

Technology incident - costs of redress
The following table provides an analysis by division of the estimated costs of redress following the technology incident in June 2012. These costs are included in Central items above and include waiver of interest and other charges together with other compensation payments all of which are reported in expenses. 84% of these costs have been incurred as of 31 December 2012.

Total
£m

UK Retail	41
UK Corporate	24
International Banking	3
Ulster Bank	82
Group Centre	25

175

Non-Core

	Year ended		Quarter ended
	31 December 2012	31 December 2011	31 December 2012	30 September 2012	31 December 2011
	£m	£m	£m	£m	£m

Income statement
Net interest income	346	863	59	86	155

Net fees and commissions	105	(38)	28	17	(47)
Loss from trading activities	(654)	(721)	(50)	(203)	(407)
Insurance net premium income	-	286	-	-	9
Other operating income
- rental income	421	743	47	73	163
- other (1)	70	55	(116)	77	(151)

Non-interest income	(58)	325	(91)	(36)	(433)

Total income	288	1,188	(32)	50	(278)

Direct expenses
- staff	(272)	(375)	(52)	(69)	(82)
- operating lease depreciation	(246)	(347)	(51)	(43)	(91)
- other	(163)	(256)	(46)	(30)	(57)
Indirect expenses	(263)	(317)	(58)	(70)	(84)

	(944)	(1,295)	(207)	(212)	(314)

Operating loss before insurance net claims and impairment losses	(656)	(107)	(239)	(162)	(592)
Insurance net claims	-	(195)	-	-	61
Impairment losses	(2,223)	(3,919)	(703)	(424)	(751)

Operating loss	(2,879)	(4,221)	(942)	(586)	(1,282)

Note:
(1)
Includes losses on disposals of £14 million (year ended 31 December 2011 - £127 million; quarter ended 31 December 2012 - £115 million; quarter ended 30 September 2012 - £42 million; quarter ended 31 December 2011 - £36 million).

Non-Core (continued)

	Year ended		Quarter ended
	31 December 2012	31 December 2011	31 December 2012	30 September 2012	31 December 2011
	£m	£m	£m	£m	£m

Analysis of income/(loss) by business
Banking and portfolios	40	1,465	(111)	91	(142)
International businesses	250	411	29	60	92
Markets	(2)	(688)	50	(101)	(228)

Total income	288	1,188	(32)	50	(278)

Loss from trading activities
Monoline exposures	(205)	(670)	(35)	21	(243)
Credit derivative product companies	(205)	(85)	1	(199)	(19)
Asset-backed products (1)	101	29	16	17	(22)
Other credit exotics	(28)	(175)	5	16	(8)
Equities	(2)	(11)	(5)	1	1
Banking book hedges	(38)	(1)	(2)	(14)	(36)
Other	(277)	192	(30)	(45)	(80)

	(654)	(721)	(50)	(203)	(407)

Impairment losses
Banking and portfolios	2,346	3,833	723	433	714
International businesses	56	82	15	16	30
Markets	(179)	4	(35)	(25)	7

Total impairment losses	2,223	3,919	703	424	751

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) (2)
Banking and portfolios	4.2%	4.9%	5.0%	2.8%	3.6%
International businesses	5.1%	3.7%	5.5%	4.5%	5.3%
Markets	-	(3.0%)	-	0.4%	(8.8%)

Total	4.2%	4.8%	4.8%	2.8%	3.7%

Notes:
(1)	Asset-backed products include super senior asset-backed structures and other asset-backed products.
(2)	Includes disposal groups.

Non-Core (continued)

Key metrics
	Year ended		Quarter ended
	31 December 2012	31 December 2011	31 December 2012	30 September 2012	31 December 2011

Performance ratios
Net interest margin	0.31%	0.63%	0.29%	0.41%	0.42%
Cost:income ratio	nm	109%	nm	nm	nm
Adjusted cost:income ratio (1)	nm	130%	nm	nm	nm

	31 December 2012	30 September 2012		31 December 2011
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross) (2)	55.4	61.6	(10%)	79.4	(30%)
Loan impairment provisions	(11.2)	(11.1)	1%	(11.5)	(3%)

Net loans and advances to customers	44.2	50.5	(12%)	67.9	(35%)

Total third party assets (excluding derivatives)	57.4	65.1	(12%)	93.7	(39%)
Total third party assets (including derivatives)	63.4	72.2	(12%)	104.7	(39%)

Risk elements in lending (2)	21.4	22.0	(3%)	24.0	(11%)
Provision coverage (3)	52%	50%	200bp	48%	400bp
Customer deposits (2)	2.7	3.3	(18%)	3.5	(23%)
Risk-weighted assets	60.4	72.2	(16%)	93.3	(35%)

nm = not meaningful

Notes:
(1)	Adjusted cost:income ratio represents operating expenses expressed as a percentage of total income after netting insurance claims against income.
(2)	Excludes disposal groups.
(3)	Provision coverage percentage represents loan impairment provisions as a percentage of risk elements in lending.

	31 December 2012	30 September 2012	31 December 2011
	£bn	£bn	£bn

Gross customer loans and advances
Banking and portfolios	54.5	60.4	77.3
International businesses	0.9	1.2	2.0
Markets	-	-	0.1

	55.4	61.6	79.4

Risk-weighted assets
Banking and portfolios	53.3	60.5	64.8
International businesses	2.4	2.7	4.1
Markets	4.7	9.0	24.4

	60.4	72.2	93.3

Third party assets (excluding derivatives)
Banking and portfolios	51.1	57.6	81.3
International businesses	1.2	1.9	2.9
Markets	5.1	5.6	9.5

	57.4	65.1	93.7

Non-Core (continued)

Third party assets (excluding derivatives)

	31 December 2011	Run-off	Disposals/ restructuring	Drawings/ roll overs	Impairments	FX	31 December 2012
Year ended 31 December 2012	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Commercial real estate	31.5	(5.0)	(2.2)	0.1	(1.7)	(0.6)	22.1
Corporate	42.2	(7.3)	(9.8)	1.6	(0.4)	(0.8)	25.5
SME	2.1	(1.0)	(0.3)	0.2	-	-	1.0
Retail	6.1	(0.8)	(1.9)	0.1	(0.2)	(0.1)	3.2
Other	1.9	(1.3)	-	-	-	(0.1)	0.5
Markets	9.8	(1.0)	(3.9)	0.3	0.1	(0.2)	5.1

Total (excluding derivatives)	93.6	(16.4)	(18.1)	2.3	(2.2)	(1.8)	57.4
Markets - RBS Sempra Commodities JV	0.1	(0.1)	-	-	-	-	-

Total (1)	93.7	(16.5)	(18.1)	2.3	(2.2)	(1.8)	57.4

	30 September 2012	Run-off	Disposals/ restructuring	Drawings/ roll overs	Impairments	FX	31 December 2012
Quarter ended 31 December 2012	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Commercial real estate	25.0	(1.4)	(1.2)	-	(0.5)	0.2	22.1
Corporate	29.0	(2.1)	(1.7)	0.3	(0.1)	0.1	25.5
SME	1.3	(0.2)	(0.1)	-	-	-	1.0
Retail	3.8	(0.2)	(0.3)	-	(0.1)	-	3.2
Other	0.4	0.1	-	-	-	-	0.5
Markets	5.6	0.1	(0.7)	0.1	-	-	5.1

Total (excluding derivatives)	65.1	(3.7)	(4.0)	0.4	(0.7)	0.3	57.4

	30 June 2012	Run-off	Disposals/ restructuring	Drawings/ roll overs	Impairments	FX	30 September 2012
Quarter ended 30 September 2012	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Commercial real estate	26.9	(0.9)	(0.4)	-	(0.4)	(0.2)	25.0
Corporate	32.8	(2.7)	(1.1)	0.4	-	(0.4)	29.0
SME	1.6	(0.2)	(0.1)	-	-	-	1.3
Retail	4.0	(0.1)	-	-	-	(0.1)	3.8
Other	0.4	-	-	-	-	-	0.4
Markets	6.4	(0.2)	(0.6)	0.1	-	(0.1)	5.6

Total (excluding derivatives)	72.1	(4.1)	(2.2)	0.5	(0.4)	(0.8)	65.1

Note:
(1)	Disposals of £0.2 billion have been signed as at 31 December 2012 but are pending completion (30 September 2012 and 30 December 2011 - £0.2 billion).

	31 December 2012	30 September 2012	31 December 2011
Commercial real estate third party assets	£bn	£bn	£bn

UK (excluding NI)	8.9	9.5	11.4
Ireland (ROI and NI)	5.8	6.2	7.7
Spain	1.4	1.5	1.8
Rest of Europe	4.9	6.3	7.9
USA	0.9	1.2	2.2
RoW	0.2	0.3	0.5

Total (excluding derivatives)	22.1	25.0	31.5

Non-Core (continued)

	Year ended		Quarter ended
	31 December 2012	31 December 2011	31 December 2012	30 September 2012	31 December 2011
	£m	£m	£m	£m	£m

Impairment losses by donating division and sector

UK Retail
Mortgages	-	5	-	-	-
Personal	4	(27)	-	1	(28)

Total UK Retail	4	(22)	-	1	(28)

UK Corporate
Manufacturing and infrastructure	19	76	1	4	26
Property and construction	88	224	8	2	83
Transport	16	52	2	-	6
Financial institutions	(38)	5	(23)	(13)	1
Lombard	48	75	15	11	20
Other	107	96	53	37	21

Total UK Corporate	240	528	56	41	157

Ulster Bank
Commercial real estate
- investment	288	609	91	61	151
- development	611	1,552	256	93	77
Other corporate	77	173	16	10	15
Other EMEA	7	15	1	-	2

Total Ulster Bank	983	2,349	364	164	245

US Retail & Commercial
Auto and consumer	49	58	19	10	7
Cards	1	(9)	(2)	(1)	1
SBO/home equity	130	201	22	46	33
Residential mortgages	21	16	4	10	2
Commercial real estate	(12)	40	(2)	(9)	14
Commercial and other	(12)	(3)	3	(8)	7

Total US Retail & Commercial	177	303	44	48	64

International Banking
Manufacturing and infrastructure	3	57	3	(5)	42
Property and construction	623	752	96	205	241
Transport	199	(3)	51	1	10
Telecoms, media and technology	32	68	5	-	18
Banks and financial institutions	(58)	(98)	75	(19)	(31)
Other	18	(19)	8	(13)	29

Total International Banking	817	757	238	169	309

Other
Wealth	1	1	-	1	-
Central items	1	3	1	-	4

Total Other	2	4	1	1	4

Total impairment losses	2,223	3,919	703	424	751

Non-Core (continued)

	31 December 2012	30 September 2012	31 December 2011
	£bn	£bn	£bn

Gross loans and advances to customers (excluding reverse repurchase agreements) by donating division and sector

UK Retail
Mortgages	-	-	1.4
Personal	-	0.1	0.1

Total UK Retail	-	0.1	1.5

UK Corporate
Manufacturing and infrastructure	0.1	0.1	0.1
Property and construction	3.6	3.9	5.9
Transport	3.8	4.0	4.5
Financial institutions	0.2	0.4	0.6
Lombard	0.4	0.5	1.0
Other	4.2	4.6	7.5

Total UK Corporate	12.3	13.5	19.6

Ulster Bank
Commercial real estate
- investment	3.4	3.5	3.9
- development	7.6	7.6	8.5
Other corporate	1.6	1.6	1.6
Other EMEA	0.3	0.3	0.4

Total Ulster Bank	12.9	13.0	14.4

US Retail & Commercial
Auto and consumer	0.6	0.6	0.8
Cards	-	0.1	0.1
SBO/home equity	2.0	2.2	2.5
Residential mortgages	0.4	0.5	0.6
Commercial real estate	0.4	0.6	1.0
Commercial and other	0.1	-	0.4

Total US Retail & Commercial	3.5	4.0	5.4

International Banking
Manufacturing and infrastructure	3.9	4.0	6.6
Property and construction	12.3	13.2	15.3
Transport	1.7	1.9	3.2
Telecoms, media and technology	0.4	1.2	0.7
Banks and financial institutions	4.7	5.3	5.6
Other	3.7	5.4	7.0

Total International Banking	26.7	31.0	38.4

Other
Wealth	-	0.2	0.2
Central items	-	(0.2)	(0.2)

Total Other	-	-	-

Gross loans and advances to customers (excluding reverse repurchase agreements)	55.4	61.6	79.3

Non-Core (continued)

Key points
Non-Core third party assets fell to £57 billion, a reduction of £36 billion, or 39%, during the year and an overall reduction of £200 billion, or 78%, since the division was set up. This was achieved through a mixture of disposals, run-off and impairments. By the end of 2012, the Non-Core funded balance sheet was under 7% of the Group's funded balance sheet compared with 21% when the division was created. Non-Core remains on target to reach its third party asset target of c.£40 billion, a reduction of approximately 85% of its original portfolio, by the end of 2013.

2012 compared with 2011
•
Third party assets declined by £36 billion, or 39%, largely reflecting disposals of £18 billion and run-off of £16 billion. The disposal of RBS Aviation Capital in Q2 2012 contributed c.£5 billion of this reduction.

•	Risk-weighted assets were £33 billion lower, principally driven by disposals, run-off and restructuring of existing positions.

•
An operating loss of £2,879 million was £1,342 million lower than 2011, principally due to lower impairments and expenses, partially offset by lower net interest income following run-off and disposals.

•	Impairment losses fell by £1,696 million to £2,223 million, with £1,366 million of this reduction from the Ulster Bank portfolio and £269 million from the real estate portfolio.

•	Income declined by £900 million as continued divestment and run-off reduced net interest income. Rental income was lower following the disposal of RBS Aviation Capital in Q2 2012.

•	Expenses were £351 million lower, driven by reduced headcount and lower operating lease depreciation, principally following the disposal of RBS Aviation Capital.

•	Headcount declined by 34% to 3,100 reflecting the divestment activity and run-off across the business.

Q4 2012 compared with Q3 2012
•	Third party assets declined by £8 billion to £57 billion, driven by disposals of £4 billion and run-off of £4 billion.
•	Risk-weighted assets fell by £12 billion to £60 billion, primarily driven by disposals, run-off and the restructuring of existing positions.
•	Operating loss increased by £356 million to £942 million, principally due to a £279 million increase in impairments and £73 million additional disposal losses.

•
Ulster Bank impairments increased by £200 million, partially offset by an improvement of £78 million in the real estate portfolio, with the remainder of the increase in impairments spread across the corporate and retail sectors.

•	Losses on disposals totalled £115 million in the quarter on assets totalling £4 billion.

Q4 2012 compared with Q4 2011
•	Q4 2012 operating loss was £942 million, an improvement of 27% principally due to reduced trading losses.

•	Non-interest income improved significantly principally due to lower trading losses in 2012 as a result of improved market conditions and reduced exposure.

•	Ongoing disposal activity reduced the balance sheet and headcount, resulting in lower net interest income, rental income and expenses.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 28 February 2013

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary